EXHIBIT 99.1


FOR IMMEDIATE RELEASE                     Date:               October 19, 1998
                                          Contact:               Michael Price
                                                       Chief Financial Officer
                                          Phone:                (504) 586-8888
                                          Fax:                  (504) 522-1796
                                          Email:          michaelprice@msn.com



            On October 16, 1998, the Board of Directors of Forman Petroleum Corporation (the "Company") approved the engagement by the Company of CIBC Oppenheimer Corp. ("Oppenheimer") as the Company's exclusive financial advisor in connection with the possible financial recapitalization of the Company (the "Recapitalization").

            At the present time, the Company is not a party to any definitive agreement or letter of intent with respect to any transaction in connection with the Recapitalization. In connection with the Oppenheimer engagement, however, the Company expects to review and conduct investigations from time to time with respect to such transactions. It is the Company's policy, absent unusual circumstances, not to comment publicly on discussions concerning proposals that may be considered or transactions that may be pending with respect to the Recapitalization. The Company also intends, absent unusual circumstances, to refrain from making any further announcements or reports with respect to the Recapitalization unless and until a definitive agreement has been executed by the Company with respect to a transaction in connection with the Recapitalization. There can be no assurance that the Company will consummate any transactions in connection with the Recapitalization.

            Forman Petroleum Corporation is headquartered at 650 Poydras Street, Suite 2200, New Orleans, Louisiana.